VIA EDGAR AND FEDEX OVERNIGHT

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

November 26, 2024

Re:	Smart Rx Systems, Inc.

Offering Statement on Form 1-A

Filed October 24, 2024

File No. 024-12426

Dear Mr. Fetterolf:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated November 18, 2024 (the “Comment Letter”) to the Issuer’s Amendment No. 1 to Offering Statement on Form 1-A filed on October 24, 2024 (“Form 1-A/A”). Issuer filed an original Offering Statement Amendment on Form 1-A on April 18, 2024 (“Form 1-A”). Page references contained herein refer to the Issuer’s Amendment No. 2 to Offering Statement on Form 1-A filed on November 26, 2024 filed concurrently with this letter (the “New Form 1-A/A”).

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold and is followed by the corresponding response of the Issuer.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We note your response to prior comment 5, as well as your revised financial statements that include the financials for your fiscal year ending December 31, 2023 and the six months ending June 30, 2024. We reissue the comment in-part. Please update your Management's Discussion and Analysis of Financial Condition and Results of Operation in accordance with Item 9 of Form 1-A, as well as throughout the offering circular as appropriate. As examples only, we note that your discussion of operating results does not appear to reflect your results as of June 30, 2024, you do not discuss the extent of your financial condition for 2023, and you do not discuss changes in financial condition and results of operations between 2023 and 2022 or between June 30, 2024 and June 30, 2023, including the causes of material changes from year to year or period to period.

The Issuer has revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section as well as throughout the New Form 1-

A/A to reflect the extent of the Issuer’s financial condition for 2023, and changes in its financial condition and results of operations between 2023 and 2022, and between June 30, 2024 and June 30, 2023, including the causes of material changes from year to year or period to period.

Please feel free to contact me at (804) 420-6018 for any questions or comments related to this letter.

Very truly yours,

/s/ Tom Voekler

Tom Voekler

cc: Santu Rohatgi